Exhibit 2.1
EXECUTION VERSION
SALE OF SHARES AGREEMENT
     THIS SALE OF SHARES AGREEMENT (the “Agreement”) is made and entered into this 30th day of May, 2007, by and among MERIDIAN CORPORATION LIMITED, a private limited company organized under the laws of Jersey under company number 18278 (“Seller”), PRG-SCHULTZ INTERNATIONAL, INC., a Georgia corporation (“PRG”), and AVERIO HOLDINGS LIMITED, a private company limited by shares incorporated under the laws of Ireland under registration number 379811 (“Purchaser”). Seller, PRG and Purchaser are sometimes referred to herein collectively as the “Parties” and individually as a “Party.”
BACKGROUND:
     A. Seller is the legal and beneficial owner of 1,015,000 ordinary shares of EUR1.269738 each in the share capital (the “Shares”) of Meridian VAT Reclaim Operations Limited, a private limited company organized under the laws of Ireland under registration number 197185 (the “Company”). Purchaser is the legal and beneficial owner of 1 fully paid “C” redeemable ordinary share in the capital of the Company (the “Averio C Share”). Seller is also the legal owner of the entire issued share capital (the “MVRSL Shares”) of Meridian VAT Reclaim Services Limited (being 2 ordinary shares of £1.00 each), a private limited company organized under the laws of the United Kingdom under registration number 02835964 (“MVRSL”).
     B. The Company owns, directly or indirectly, all of the issued and outstanding shares of the capital stock of each of the entities listed on Exhibit A attached hereto and incorporated herein by this reference (collectively the “Subsidiaries” and individually a “Subsidiary”) and is the indirect beneficial owner of MVRSL.
     C. Mark O’Riordan, Paul Dundon, Ken Ogawa and Les Baer (the “Company Directors”) are the sole directors of, and the legal and beneficial owners of the entire issued share capital of, Purchaser.
     D. Pursuant to the terms and conditions contained herein, Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, all of the Shares and all of the MVRSL Shares.
     NOW, THEREFORE, FOR AND IN CONSIDERATION of the premises, the mutual promises, covenants and agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE 1
PURCHASE AND SALE OF SHARES AND MVRSL SHARES
     1.1 Sale of the Shares and the MVRSL Shares. Subject to the terms and conditions set forth in this Agreement, at the “Closing” (as defined in Section 2.1 hereof) Seller shall sell, transfer and assign to Purchaser, and Purchaser shall purchase and receive from Seller, all of the Shares and all of the MVRSL Shares, free and clear of any and all liens, charges, security interests, pledges, hypothecations, claims and other encumbrances (collectively, “Liens”). Seller hereby waives all rights of pre-emption and other restrictions on transfer over the Shares or the MVRSL Shares conferred on it or any other person under the articles of association of the Company, the articles of association of MVRSL or otherwise.
     1.2 Purchase Price. As full consideration for Seller’s sale of the Shares and MVRSL Shares to Purchaser, Purchaser shall pay to Seller a total purchase price (the “Total Purchase Price”) as follows:
(a)	EUR 19,168,399 (the “Initial Purchase Price”) payable at Closing in accordance with Section 1.3 hereof;

(b)	EUR 1,500,000 payable on December 31, 2007, in accordance with Section 1.3 hereof;

(c)	EUR 1,500,000 payable on December 31, 2008, in accordance with Section 1.3 but subject to Section 1.5 hereof; and

(d)	EUR 1,500,000 payable on December 31, 2009, in accordance with Section 1.3 but subject to Section 1.5 hereof.
     1.3 Method of Payment. All consideration payable pursuant to this Agreement shall be paid by wire transfer of immediately available funds to such bank and account as are designated by Seller.
     1.4 Repayment of Debt. At Closing, PRG shall repay (or cause its subsidiaries to repay) to the Company, MVRSL, the Subsidiaries or any of them the net amount of debt owed to the Company, MVRSL, the Subsidiaries or any of them by PRG (or its other subsidiaries), such net amount totaling EUR 2,368,399 and more particularly described on Exhibit B attached hereto and incorporated herein by this reference.
     1.5 No Amendment of “Place of Supply” Rules. Each of the proposed payments set forth in Section 1.2 (c) and Section 1.2(d) above is strictly conditional upon the general “place of supply” rule contained in Article 43 of Council Directive 2006/112/EC (formerly Article 9 (1) of the 1977 VAT Directive (Directive 77/388/EEC) not having been amended prior to the relevant payment date in a manner that results in the general position that the place of supply for VAT services is deemed to be the place where the supplier has established its business or has a fixed place of business from which the service is supplied or is habitually resident no longer applies and the general rule becomes one that the place of supply is deemed to be connected with or determined by the location of the recipient of the service which has the consequence of eliminating VAT on services supplied to persons located outside the EU. Should any such amendment occur prior to either of such consideration payments becoming due as set forth in Section 1.2(c) and Section 1.2(d) above, Purchaser shall not be required to make such payment to Seller.
ARTICLE 2
PURCHASE AND SALE OF SHARES AND MVRSL SHARES
     2.1 Closing Date. The purchase and sale of the Shares and the MVRSL Shares shall be consummated at a closing (the “Closing”) to be held at the offices of Arthur Cox located at Earlsfort Centre, Earlsfort Terrace, Dublin 2, Ireland (or elsewhere as may be decided by the Parties), contemporaneously with the execution of this Agreement. The date on which the Closing occurs is sometimes hereinafter referred to as the “Closing Date.”
     2.2 Deliveries of Seller. At the Closing, Seller shall deliver to Purchaser each of the following, in form and substance reasonably satisfactory to Purchaser:
(a)	The share certificate representing the Shares in the name of the registered holder or an indemnity in the usual form reasonably acceptable to Purchaser;

(b)	A stock transfer form in respect of the Shares duly executed by the registered holder in favor of Purchaser or its nominee(s) and, if required by Purchaser, a power of attorney in favor of such transferee generally in respect of the voting rights of such Shares;

(c)	The share certificate representing the MVRSL Shares in the name of the registered holder or an indemnity in the usual form reasonably acceptable to Purchaser;

(d)	A stock transfer form in respect of the MVRSL Shares duly executed by the registered holder in favor of Purchaser or its nominee(s) and, if required by Purchaser, a power of attorney in favor of such transferee generally in respect of the voting rights of such MVRSL Shares;

(e)	Repayment of the net amount of debt owed to the Company, the Subsidiaries or any of them in accordance with Section 1.5 hereof;

(f)	A Non-Competition Agreement executed by PRG in favor of Purchaser (“PRG Non-Compete”);

(g)	A Novation Agreement in respect of an intra-group loan from Seller to the Company in the amount of EUR 17,585,976 (the “Novation Agreement”) executed by Seller in favor of Purchaser;

(h)	A letter agreement regarding certain employment matters (the “Letter Agreement”) executed by Seller and PRG;

(i)	A copy of the power of attorney of Seller appointing an attorney to act on its behalf and execute certain documents in connection with the transactions contemplated hereby; and

(j)	A copy of the resolutions adopted by of the board of directors of Seller and PRG approving and authorizing the entry into and performance of their respective obligations under this Agreement.
Purchaser and Seller hereby agree that all minute books, registers, stock record books, constitutional documents, corporate seals, client lists, files and other documents of the Company, the Subsidiaries and MVRSL are in the possession of Purchaser.
     2.3 Deliveries of Purchaser. At the Closing, Purchaser shall deliver to Seller each of the following, in form and substance reasonably satisfactory to Seller:
(a)	The Initial Purchase Price in accordance with Article 1 hereof;

(b)	A Non-Competition Agreement executed by Purchaser in favor of PRG (“Purchaser Non-Compete” and, together with the PRG Non-Compete, the “Non-Competition Agreements”);

(c)	Proof of insurance for the Company and the Subsidiaries (via facsimile or email) effective as of the Closing;

(d)	A copy of the resolutions adopted by the board of directors of Purchaser approving and authorizing the entry into and performance of its obligations under this Agreement;

(e)	The Novation Agreement executed by Purchaser in favor of Seller; and

(f)	The Letter Agreement executed by Purchaser.
     2.4 Board Meeting of the Company. Purchaser and Seller shall cooperate to cause a board meeting of the Company to take place at which the transfer of the Shares is approved and (subject to stamping) the name of Purchaser (or its nominee) is registered in the Company’s Register of Members as the owner of the Shares.
     2.5 Board Meeting of MVRSL. Purchaser and Seller shall cooperate to cause a board meeting of MVRSL to take place at which the transfer of the MVRSL Shares is approved and (subject to stamping) the name of Purchaser (or its nominee) is registered in MVRSL’s Register of Members as the owner of the MVRSL Shares.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF SELLER
     Seller hereby represents and warrants to Purchaser as follows:
     3.1 Organization and Good Standing. Seller is a private limited company duly organized and validly existing under the laws of Jersey. PRG is a corporation duly organized and validly existing under the laws of the State of Georgia.
     3.2 Power and Authority. Each of Seller and PRG has the power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of each of Seller and PRG, and no other proceedings on the part of Seller or PRG are necessary to authorize the execution, delivery and performance of this Agreement by Seller and PRG.
     3.3 Binding Effect. This Agreement has been duly executed and delivered by each of Seller and PRG and constitutes each such Party’s legal, valid and binding obligation, enforceable against such Party in accordance with its terms.
     3.4 No Violation; Consents. Neither the execution and delivery of this Agreement by Seller and PRG, nor the performance by them of their respective obligations hereunder, will:
(a)	violate or conflict with any provision of the Memorandum and Articles of Association of Seller or the Articles of Incorporation or Bylaws of PRG;

(b)	except as set forth on Schedule 3.4, breach or otherwise constitute or give rise to a default under any contract, commitment or other obligation to or by which Seller or PRG is a party or is bound, except to the extent any such breach or default would not have a material adverse effect on the Company and the Subsidiaries taken as a whole;

(c)	violate any statute, ordinance, law, rule, regulation, judgment, order, award or decree of any court or other governmental or regulatory authority to which Seller or PRG is, or any of their respective assets are, subject, except to the extent any such violation would not have a material adverse effect on the Company and the Subsidiaries taken as a whole; or

(d)	require any consent, approval or authorization of, notice to, or filing, recording, registration or qualification with any governmental or regulatory authority by Seller or PRG, except to the extent any failure to do so would not have a material adverse effect on the Company and the Subsidiaries taken as a whole.

     3.5 Title to Shares. Seller is the sole legal and beneficial owner of the Shares and is the sole legal owner of the MVRSL Shares, in each case free and clear of any and all Liens.
     3.6 Corporate Structure.
          (a) The Company is a single member private limited company duly incorporated and validly existing under the laws of Ireland. MVRSL is a single member private limited company duly incorporated and validly existing under the laws of the United Kingdom. Neither PRG nor Seller has taken any action to wind-up or dissolve the Company or MVRSL.
          (b) Except for the Subsidiaries or as otherwise set forth in the Seller Disclosure Schedules, to Seller’s knowledge, neither the Company nor MVRSL owns any interest in any partnership, corporation, limited liability company or other entity.
     3.7 Capitalization.
          (a) The authorized share capital of the Company consists solely of 1,015,000 ordinary shares of EUR1.269738 each and 2 “C” redeemable ordinary shares of EUR1.00 each, of which only the Shares and the Averio C Share are issued and outstanding, and, other than the Averio C Share, there are no shares issued or allotted in the Company which are not legally and beneficially owned by Seller. All of the Shares and the Averio C Share are fully paid up or credited as fully paid up.
          (b) The authorized share capital of MVRSL consists solely of 1,000 ordinary shares of £1.00 each, of which only the MVRSL Shares are issued and outstanding, and there are no shares issued or allotted in MVRSL which are not legally owned by Seller. The Company indirectly beneficially owns the MVRSL Shares. All of the MVRSL Shares are fully paid up or credited as fully paid up.
          (c) There are no outstanding options, warrants, calls, rights, commitments or agreements obligating Seller or, to Seller’s knowledge the Company or MVRSL, to issue, deliver or sell any shares of the capital stock of the Company or MVRSL, and, to Seller’s knowledge, there are no outstanding securities or other rights which are convertible or exchangeable into capital stock of, or any other equity interest in, the Company or MVRSL.
     3.8 Subsidiaries.
          (a) To Seller’s knowledge, and except as otherwise noted on Exhibit A attached hereto, the Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock of each Subsidiary, free and clear of any and all Liens. To Seller’s knowledge, all such shares are fully paid up or credited as fully paid up.
          (b) There are no outstanding options, warrants, calls, rights, commitments or agreements obligating Seller, or to Seller’s knowledge, the Company or any Subsidiary, to issue, deliver or sell any shares of the capital stock of any Subsidiary, and, to Seller’s knowledge, there are no outstanding securities or other rights which are convertible or exchangeable into capital stock of or any other equity interest in any Subsidiary.
          (c) Except for other Subsidiaries or as otherwise set forth in the Seller Disclosure Schedules, to Seller’s knowledge, no Subsidiary owns any interest in any partnership, corporation, limited liability company or other entity.
          (d) Neither PRG nor Seller has taken any action to wind-up or dissolve any Subsidiary.
     3.9 No Commitments. Since April 1, 2001, neither PRG nor Seller has provided or arranged for the Company, MVRSL or any Subsidiary to incur any material obligation or liability or give any undertaking or enter into any transaction which would create any material liability for the Company, MVRSL or any Subsidiary, except for any such matters about which Purchaser has knowledge.
     3.10 Taxes. All actions taken by, and corporate transactions implemented directly by, PRG or Seller, including, without limitation, distributions, reorganizations, reconstructions, cash movements, disposals or any other transaction (tax-based or otherwise) involving or affecting the Company or any of the Subsidiaries, and effected outside the ordinary course of business, have been carried out in accordance with all rules, regulations and legislation in relation to Taxes and any and all “Tax” (as hereinafter defined) liabilities arising therefrom have been properly paid or properly accrued for in the accounts of the Company, MVRSL or a Subsidiary. There are no tax sharing agreements or other similar arrangements pursuant to which the Company, MVRSL or any Subsidiary would have liability for any Tax obligation of PRG or any other entity controlled by it. For the purposes of this Agreement, “Tax” shall mean any tax or fee (including interest and penalties) imposed by or payable to any governmental or other taxing authority of any jurisdiction.
     3.11 Insolvency. Neither PRG nor Seller is insolvent or unable to pay its debts as they become due, and the consummation of the transactions contemplated by this Agreement will not render either PRG or Seller insolvent or unable to pay its debts as they become due.
     3.12 Brokers. Seller has not incurred any liability for brokerage fees, finder’s fees, agent’s commissions other similar forms of compensation in connection with the transactions contemplated by this Agreement, other than the fees owed by it to Rothschild Inc. as a result of the consummation of such transactions.
     3.13 No Other Representations. NEITHER SELLER NOR PRG MAKES ANY REPRESENTATION OR WARRANTY ABOUT THE COMPANY, MVRSL OR ANY SUBSIDIARY, EXCEPT TO THE EXTENT EXPRESSLY MADE IN THIS ARTICLE 3. IN ADDITION, NEITHER SELLER NOR PRG MAKES ANY REPRESENTATION OR WARRANTY WITH RESPECT TO ANY FORWARD-LOOKING PROJECTION, FORECAST, BUDGET, FINANCIAL DATA OR OTHER INFORMATION, INCLUDING, WITHOUT LIMITATION, THOSE SUPPLIED IN ANY DATA ROOM, ANY MANAGEMENT PRESENTATION OR THE CONFIDENTIAL INFORMATION

MEMORANDUM, DATED SEPTEMBER 2006, PROVIDED TO PURCHASER BY PRG. PURCHASER IS FULLY RESPONSIBLE FOR MAKING ITS OWN EVALUATION OF SUCH MATTERS.
ARTICLE 4
 REPRESENTATIONS AND WARRANTIES OF PURCHASER
     Purchaser hereby represents and warrants to Seller as follows
     4.1 Organization and Good Standing. Purchaser is a private company limited by shares duly incorporated and validly existing under the laws of Ireland, and Purchaser’s only directors and shareholders are the Company Directors.
     4.2 Power and Authority. Purchaser has the power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Purchaser, and no other proceedings on the part of Purchaser are necessary to authorize the execution, delivery and performance of this Agreement by Purchaser.
     4.3 Binding Effect. This Agreement has been duly executed and delivered by Purchaser and constitutes the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms.
     4.4 No Violation; Consents. Neither the execution and delivery of this Agreement by Purchaser nor the performance by it of its obligations hereunder will:
(a)	violate or conflict with any provision of the Memorandum and Articles of Association of Purchaser;

(b)	breach or otherwise constitute or give rise to a default under any contract, commitment or other obligation to or by which Purchaser is a party or is bound, except to the extent any such breach or default would not have a material adverse effect on Purchaser;

(c)	violate any statute, ordinance, law, rule, regulation, judgment, order or decree of any court or other governmental or regulatory authority to which Purchaser is subject, except to the extent any such violation would not have a material adverse effect on Purchaser; or

(d)	require any consent, approval or authorization of, notice to, or filing, recording, registration or qualification with any third party, court or governmental or regulatory authority.

     4.5 Competition Act. There is no requirement for a notification of the transaction contemplated by this Agreement to the Irish Competition Authority under Section 18(1) of the Competition Act 2002, as amended.
     4.6 No Actual Knowledge. As of the execution of this Agreement, no Company Director has any actual knowledge of a breach of any representation or warranty made by PRG or Seller in this Agreement, and Purchaser is not currently preparing to make a claim against PRG or Seller with respect to any such breach.
     4.7 Brokers. Purchaser has not incurred any liability for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation in connection with the transactions contemplated by this Agreement, other than the fees owed by it to its professional advisors as a result of the consummation of such transactions.
     4.8 Title to Averio C Share. Purchaser is the sole legal and beneficial owner of the Averio C Share, free and clear of any and all Liens.
ARTICLE 5
OTHER AGREEMENTS OF THE PARTIES
     5.1 Reasonable Efforts. Each Party shall use all reasonable efforts to take or cause to be taken all actions and to do or cause to be done all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement. Purchaser shall be solely responsible for the cost of obtaining any and all regulatory approvals necessary for the consummation by it of the transactions contemplated by this Agreement.
     5.2 Expenses. Each Party hereto shall pay its own fees and expenses (including the fees and expenses of its attorneys, accountants, investment bankers, brokers, financial advisors and other professionals) incurred in connection with this Agreement and all transactions contemplated hereby.
     5.3 Publicity. Neither Party shall issue any press release, written public statement or announcement relating to this Agreement or the transactions contemplated hereby without the written prior approval of the other Party in each instance, except to the extent such disclosure is required by law (in which case such Party shall use all reasonable efforts to give the other Party prior notice thereof).
     5.4 Transfer Taxes. Purchaser shall be solely responsible for paying any and all transfer, stamp or other similar taxes arising as a result of the transactions contemplated by this Agreement.
     5.5 Access to Information. For a period of seven (7) years following the Closing, Purchaser shall, upon reasonable advance notice from PRG and at PRG’s sole expense, (a) afford to PRG and its representatives, agents, counsel and accountants access during normal business hours to the books, records, employees, facilities and agents of the Company, MVRSL and the Subsidiaries, and (b) furnish such financial and operating data and other information relating to the Company, MVRSL and the Subsidiaries, in each case solely to the extent necessary to permit PRG to determine any matter relating to its rights and obligations under this Agreement or in respect of any period prior to or including the Closing, and provided PRG complies with all confidentiality requirements reasonably imposed by Purchaser.
     5.6 Officers and Directors. As soon as reasonably practicable after the Closing, Purchaser shall take all reasonable action to ensure that James McCurry, Peter Limeri, Victor Allums and all other employees of PRG or any entity controlled by it have been removed as an officer and director of the Company, MVRSL and each Subsidiary.
     5.7 Health, Dental and Vision Insurance for U.S. Employees. For the period beginning at the Closing and continuing through June 30, 2007, PRG shall extend to the individuals listed on Schedule 5.7 (all of whom are U.S. employees of the Company, MVRSL or a Subsidiary and are participating in PRG’s United States health, dental and vision plans (collectively, the “US Health Plans”) as of the Closing) continued health care coverage under the US Health Plans on the same terms as before the Closing (as if such individuals continued to be employed by PRG or an affiliate of PRG who is a signatory to the US Health Plans). On June 30, 2007, such continued coverage shall lapse, and such individuals shall be entitled to COBRA coverage (provided such individuals and/or their dependents make a proper COBRA election, pay any required premiums and otherwise continue to qualify for COBRA coverage). Purchaser shall promptly reimburse PRG for all costs PRG or the US Health Plans incur as a result of or otherwise relating to the extension of such coverage for such individuals, including, without limitation, any insurance premiums for such coverage and any costs or claims PRG or the US Health Plans incur relating to such period of extended coverage.
     5.8 Insurance.
          (a) Subject to the provisions of this Section 5.8, for a period of six (6) years following the Closing, PRG shall use its commercially reasonable efforts to maintain insurance coverage (either with its current insurance provider or with one or more new providers) with respect to the operation of the Company, MVRSL and the Subsidiaries prior to the Closing (including, without limitation, directors and officers insurance and errors and omissions insurance) which is not materially less favorable than the insurance coverage PRG has therefor as of the Closing.
          (b) Subject to the provisions of this Section 5.8, upon the request of Purchaser in each instance, PRG shall make and pursue a claim under such Insurance for the benefit of the Company, MVRSL or any Subsidiary relating to any event occurring prior to the Closing giving rise to a liability of the Company, MVRSL or any Subsidiary and in respect of which a claim under such insurance could reasonably be made. PRG shall keep Purchaser reasonably apprised as to the status of any such claim, shall cooperate with Purchaser in good faith in connection with the pursuit of any such claim, and shall promptly pay any net insurance proceeds received by it with respect to any such claim to Purchaser.

          (c) Notwithstanding anything else contained herein to the contrary: (i) Purchaser shall, within thirty (30) days after receipt of an invoice therefor from PRG, reimburse PRG for the portion of any insurance premium paid by PRG to maintain the insurance coverage contemplated by subsection (a) above (as reasonably determined by PRG’s corresponding insurance provider); (ii) Purchaser’s rights under this Section 5.8 are subject to the relevant terms of the underlying policies (including, without limitation, applicable deductibles); (iii) Purchaser shall, within thirty (30) days after receipt of an invoice therefor from PRG, reimburse PRG for all reasonable costs incurred by PRG in connection with the performance of its obligations under this Section 5.8; and (iv) PRG’s obligations under this Section 5.8 shall cease in the event Purchaser fails to pay PRG any past due amounts owed by it pursuant to this subsection (c) within ten (10) days after receipt of written notice from PRG.
     5.9 Mutual Release.
          (a) PRG, on behalf of itself and each entity controlled by it, hereby releases and forever discharges and covenants not to sue each of Purchaser, the Company, MVRSL and each Subsidiary, and any of their respective officers or directors, from any and all claims, demands, liabilities, rights, remedies, causes of action, damages and suits of every kind or nature, whether known or unknown, whether or not previously asserted, which arise out of or relate to actions or omissions occurring prior to the Closing; provided, however, this release shall not apply to any breach of this Agreement or the Purchaser Non-Compete.
          (b) Purchaser, on behalf of itself, the Company, MVRSL and each Subsidiary, hereby releases and forever discharges and covenants not to sue each of PRG and each entity controlled by it, and any of their respective officers or directors, from any and all claims, demands, liabilities, rights, remedies, causes of action, damages and suits of every kind or nature, whether known or unknown, whether or not previously asserted, which arise out of or relate to actions or omissions occurring prior to the Closing (including, without limitation, all obligations under any guarantees made prior to the Closing by PRG, Seller or any other entity controlled by PRG in favor of the Company, MVRSL or any Subsidiary); provided, however, this release shall not apply to any breach of this Agreement or the PRG Non-Compete.
          (c) Effective as of the Closing, all agreements (other than this Agreement, the Novation Agreement, the Non-Competition Agreements, the Letter Agreement, any agreements between PRG and any Company Director with respect to the payment of a retention bonus and any other agreements entered into pursuant to this Agreement) in existence between Purchaser, the Company, any Company Director, MVRSL or any Subsidiary, on one hand, and PRG, Seller or any other entity controlled by PRG, on the other hand, are terminated and no such agreement shall have any further force or effect.
ARTICLE 6
INDEMNIFICATION
     6.1 Survival of Representations and Warranties. Notwithstanding anything else contained herein to the contrary, the representations and warranties made in this Agreement shall survive the Closing for a period of eighteen (18) months, and any claim for indemnification under this Article 6 must be made prior to the expiration of such period; provided, however, the representations and warranties contained in Sections 3.1, 3.2, 3.3, 3.4, 3.5, 3.7, 4.1, 4.2, 4.3, 4.4, 4.5 and 4.8 shall survive until the expiration of the applicable statute of limitations, and the representation and warranty contained in Section 3.10 shall survive the Closing for a period of six (6) years.
     6.2 Indemnification by Seller.
          (a) Subject to Section 6.1 and this Section 6.2, Seller and PRG hereby indemnify and agree to promptly defend and hold harmless Purchaser from and against any and all costs, expenses (including, without limitation, attorneys’ fees and court costs), judgments, penalties, fines, damages, losses and liabilities (collectively, “Losses”) incurred by it resulting from or arising out of: (i) any breach of any representation or warranty made by Seller or PRG in this Agreement; and (ii) any breach of any covenant or agreement of Seller or PRG contained in this Agreement.
          (b) Notwithstanding anything else contained herein to the contrary, the aggregate liability of Seller and PRG pursuant to Section 6.2(a) shall not exceed an amount equal to seventy-five percent (75%) of the Total Purchase Price actually paid by Purchaser.
          (c) Notwithstanding anything else contained herein to the contrary, neither Seller nor PRG shall have any liability to Purchaser pursuant to Section 6.2(a) unless and until the aggregate amount of all Losses for which Purchaser is entitled to indemnification thereunder exceeds EUR350,000, in which event Purchaser shall be entitled to recover all of such Losses and not just the excess thereof (subject to the other provisions of this Agreement); provided, however, that the representations and warranties contained in Sections 3.1, 3.2, 3.3, 3.4, 3.5 and 3.7 shall not be subject to the limitations of this Section 6.2(c).
          (d) Notwithstanding anything else contained herein to the contrary, Purchaser shall not be entitled to make any claim for Losses pursuant to Section 6.2(a) (or to apply any such claim against the amount set forth in Section 6.2(c)) unless the amount of such claim exceeds EUR35,000); provided, however, the representations and warranties contained in Sections 3.1, 3.2, 3.3, 3.4, 3.5 and 3.7 shall not be subject to the limitations of this Section 6.2(d). Where a series of claims relate to or arise from the same event or matter, such claims shall be treated as a single claim for purposes of this Section 6.2(d).
          (e) Notwithstanding anything else contained herein to the contrary, the amount of any Losses recoverable by Purchaser pursuant to Section 6.2(a) shall be net of: (i) any insurance proceeds and recoveries from third parties actually received by (or otherwise in the ordinary course of business available to) Purchaser with respect to the underlying claims therefor; and (ii) any net Tax savings actually realized by (or otherwise in the ordinary course of business available to) Purchaser with respect to the underlying claims therefor.
          (f) Subject to the other provisions of this Section 6.2, in the event Purchaser delivers a claim for indemnification pursuant to this Article 6 (a “Claim”) to Seller in writing and a payment required by Sections 1.2(b), (c) or (d) becomes due before such Claim is resolved pursuant to this Agreement, then the amount of such Claim shall be deducted from the amount of the payment required by Section 1.2(b), (c) or (d), as the case may be. If Seller disputes all or any portion of such Claim, then Purchaser shall pay the disputed portion thereof (not to exceed the total amount of the payment due from Purchaser) into escrow in accordance with this Section 6.2(f) on or before the due date for the payment required by Section 1.2(b), (c) or (d), as the case may be. Any such escrow arrangement shall be with a bank designated by Seller serving as escrow agent, shall contain such bank’s normal and customary terms of escrow, and shall provide that the escrowed amounts shall only be released in accordance with written instructions signed by both Purchaser and Seller or as directed in any applicable court order. Each of Purchaser and Seller hereby agree to execute and deliver written instructions to any such escrow agent consistent with the final resolution of the dispute in accordance with this Agreement.
     6.3 Indemnification by Purchaser. Subject to Section 6.1, Purchaser hereby indemnifies and agrees to promptly defend and hold harmless Seller and PRG from and against any and all Losses incurred by it resulting from or arising out of: (a) any breach of any representation or warranty made by Purchaser in this Agreement; (b) any breach of any covenant or agreement of Purchaser contained in this Agreement; and (c) any guarantees made prior to the Closing by PRG, Seller or any entity controlled by PRG in favor of a third party with respect to any obligation of the Company, MVRSL or any Subsidiary.
     6.4 Administration of Third Party Claims.
          (a) Whenever any claim shall arise for indemnification under this Article 6, the Party entitled to indemnification (the “Indemnified Party”) shall promptly notify the other Party or Parties (the “Indemnifying Party”) of the claim and, when known, the facts constituting the basis for such claim. In the event of any claim for indemnification hereunder resulting from or in connection with any claim or legal proceeding by a person who is not a party to this Agreement (a “Third Party Claim”), such notice shall also specify, if known, the amount or a good faith estimate of the amount of the Losses arising therefrom. Notwithstanding the foregoing, if the Indemnified Party fails to provide such timely notice, such failure will not relieve the Indemnifying Party of its obligations under this Article 6 unless (and then only to the extent that) the Indemnifying Party is materially prejudiced as a result of such failure or delay.
          (b) The Indemnified Party shall not settle or compromise or voluntarily enter into any binding agreement to settle or compromise, or consent to entry of any judgment arising from, any such claim or proceeding except in accordance with this Section. With respect to any Third Party Claim, the Indemnifying Party shall undertake the defense thereof by representatives of its own choosing and shall have the right to compromise or settle such Third Party Claim at its expense. The Indemnified Party or any other Party shall have the right to participate in any such defense of a Third Party Claim with advisory counsel of its own choosing at its own expense. Assuming it has received reasonably adequate advance notice of a covered claim, in the event the Indemnifying Party, after two-thirds of the period for the presentation of a defense against any such Third Party Claim, fails to begin to diligently defend it (or at any time thereafter ceases to diligently defend it), the Indemnified Party will have the right to undertake the defense, compromise or settlement of such Third Party Claim on behalf of, and for the account of, the Indemnifying Party, at the expense and risk of the Indemnifying Party.

     6.5 Exclusive Remedy. Each Party’s rights of indemnification contained in this Article 6 shall be its exclusive remedy for any claims of any breach of or other cause of action of any type arising under or as a result of this Agreement, the transactions contemplated hereby or the negotiations and actions leading hereto.
     6.6 No Consequential Damages. Neither Party shall have any liability hereunder to the other Party or to any other person or entity for any consequential or indirect damages.
     6.7 Subrogation. In the event an Indemnifying Party pays an Indemnified Party’s Losses pursuant to this Article 6, such Indemnifying Party shall be subrogated to the rights the Indemnified Party has against any third party with respect thereto (and, upon the reasonable request of the Indemnifying Party, the Indemnified Party shall take appropriate actions necessary to transfer and assign such rights to the Indemnifying Party).
ARTICLE 7
MISCELLANEOUS
     7.1 Notices.
          (a) All notices, consents, requests and other communications hereunder shall be in writing and shall be sent by hand delivery, by certified or registered mail (return-receipt requested), or by a recognized national overnight courier service as set forth below:

If to Seller or PRG:	PRG-Schultz International, Inc.
600 Galleria Parkway
Suite 600
Atlanta, Georgia 30339
United States
Attention: General Counsel

with a copy to:	Stephen E. Lewis, Esq.
Troutman Sanders LLP
600 Peachtree Street, N.E.
Suite 5200
Atlanta, Georgia 30308-2216
United States

and a copy to:	John Olden, Esq.
A&L Goodbody
International Financial Services Centre
Northwall Quay
Dublin 1
Ireland

If to Purchaser:	Averio Holdings Limited
Tallaght Business Park
Tallaght,
Dublin 24
Ireland
Attention: Mark O’Riordan

with a copy to:	Michael Meghen, Esq./John Matson, Esq.
Arthur Cox
Earlsfort Centre
Earlsfort Terrace
Dublin 2
Ireland
          (b) Notices delivered pursuant to Section 7.1(a) shall be deemed given: (i) at the time delivered, if personally delivered; (ii) at the time received, if mailed; and (iii) two (2) business day after timely delivery to the courier, if by overnight courier service.
          (c) Any Party hereto may change the address to which notice is to be sent by written notice to the other Parties in accordance with this Section 7.1.
     7.2 Entire Agreement. This Agreement, together with the Non-Competition Agreements and the Exhibits and Schedules hereto, contains the entire agreement and understanding concerning the subject matter hereof among the Parties and specifically supersedes any other agreement or understanding among the Parties related to the subject matter hereof; provided, however, that the letter agreements regarding confidentiality between Seller, on the one hand, and each of Purchaser, Les Baer and Ken Ogawa, on the other hand, as each such letter is dated September 28, 2006, September 29, 2006 and September 29, 2006, respectively, shall remain in full force and effect.
     7.3 Waiver; Amendment. No waiver, termination or discharge of this Agreement, or any of the terms or provisions hereof, shall be binding upon any Party unless confirmed in writing by it. No waiver by any Party of any term or provision of this Agreement or of any default hereunder shall affect such Party’s rights thereafter to enforce such term or provision or to exercise any right or remedy in the event of any other default, whether or not similar. This Agreement may not be modified or amended except by a writing executed by all Parties.
     7.4 Severability. If any provision of this Agreement shall be held void, voidable, invalid or inoperative, no other provision of this Agreement shall be affected as a result thereof, and, accordingly, the remaining provisions of this Agreement shall remain in full force and effect as though such void, voidable, invalid or inoperative provision had not been contained herein.
     7.5 Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Georgia, United States of America. The Parties hereby submit to the jurisdiction of the United States District Court for the Northern District of Georgia and of any Georgia state court sitting in Atlanta for the purposes of all legal proceedings arising out of or relating to this Agreement. In addition, each Party hereby irrevocably waives, to the fullest extent permitted by law, any objection it may now or hereafter have to the venue of any such proceeding which is brought in any such court.
     7.6 Assignment. No Party may assign this Agreement, in whole or in part, without the prior written consent of the other Parties, and any attempted assignment not in accordance herewith shall be null and void and of no force or effect.
     7.7 Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.
     7.8 Headings. The titles, captions and headings contained in this Agreement are inserted for convenience of reference only and are not intended to be a part of or to affect in any way the meaning or interpretation of this Agreement.
     7.9 Reference with Agreement. Numbered or lettered articles, sections, paragraphs, subsections, schedules and exhibits herein contained refer to articles, sections, paragraphs, subsections, schedules and exhibits of this Agreement unless otherwise expressly stated. The words “herein,” “hereof,” “hereunder,” “hereby,” “this Agreement” and other similar references shall be construed to mean and include this Agreement and all amendments to it unless the context shall clearly indicate or require otherwise.
     7.10 Interpretation. This Agreement shall not be construed more strictly against any Party hereto regardless of which Party is responsible for its preparation, it being agreed that this Agreement was fully negotiated by all Parties.
     7.11 Definition of Knowledge.
          (a) Any reference in this Agreement or in any certificate delivered pursuant hereto to Seller’s “knowledge” (whether to “the best of” Seller’s knowledge or other similar expressions relating to the knowledge or awareness of Seller) means the actual knowledge of James McCurry, Peter Limeri and Victor Allums as of the date of this Agreement.
          (b) Subject to Section 4.6, any reference in this Agreement or in any certificate delivered pursuant hereto to Purchaser’s “knowledge” (whether to “the best of” Purchaser’s knowledge or other similar expressions relating to the knowledge or awareness of Purchaser) means the actual knowledge of any Company Director as of the date of this Agreement and all matters any Company Director reasonably would have been expected to know in the ordinary course of performance of his duties as an officer, director or employee of the Company prior to the Closing.
     7.12 Further Assurances. Upon the reasonable request of any other Party, each Party agrees to take any and all actions, including, without limitation, the execution of certificates, documents or instruments, necessary or appropriate to give effect to the terms and conditions set forth in this Agreement. Without limiting the generality of the foregoing, the Parties acknowledge and agree that the Company, MVRSL and the Subsidiaries, in the ordinary course of their business, use the services of Transporters VAT Reclaim Limited and Meridian VAT Trustees Limited (together, the “Trust Companies”) and that, upon the reasonable request of Purchaser, PRG and Seller shall take any and all actions necessary to enable the Company, MVRSL and the Subsidiaries to continue to use the services of the Trust Companies in the same manner after the Closing; provided, however, Purchaser shall pay any and all reasonable costs incurred by PRG or Seller in connection therewith.
     7.13 Counterparts; Fax Signatures. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute the same Agreement. Any signature page of any such counterpart, or any electronic facsimile thereof, may be attached or appended to any other counterpart to complete a fully executed counterpart of this Agreement, and any telecopy or other facsimile transmission of any signature shall be deemed an original and shall bind such Party.
[Signatures Appear on the Following Page]

     IN WITNESS WHEREOF, the undersigned have caused their respective duly authorized representatives to execute this Agreement as of the day and year first above written.

“Seller”

MERIDIAN CORPORATION LIMITED

By: Title:	/s/ Peter Limeri Director

“PRG”

PRG-SCHULTZ INTERNATIONAL, INC.

By: Title:	/s/ Peter Limeri CFO

“Purchaser”

AVERIO HOLDINGS LIMITED

By: Title:	/s/ Mark O’Riordan CEO

EXHIBIT A
Subsidiaries

Name	Jurisdiction
Meridian VAT Reclaim, Inc.	Delaware, USA
Meridian VAT Processing (N. America) Limited	Ireland
Meridian VAT Processing (International) Limited	Ireland
Meridian VAT Processing (Japan) Limited	Ireland
Meridian VAT Reclaim Canada, Inc.	Ontario, Canada
VATClaim International (Ireland) Limited	Ireland
Meridian VAT Reclaim France, S.A.R.L.	France
Meridian VAT Reclaim Hong Kong Limited	Hong Kong
Meridian, Inc.	Japan
Meridian VAT Reclaim (India) Private Limited	India
Meridian VAT Reclaim (UK) Limited	United Kingdom
Meridian VAT Reclaim (Schweiz) AG	Switzerland
Meridian VAT Reclaim GmbH	Germany
Meridian VAT Reclaim Korea Co. Limited	Korea
Meridian VAT Reclaim (Australia) Pty. Limited	Australia
Vatclaim International (UK) Limited	United Kingdom
Meridian Sverige AB*	Sweden

*	Meridian VAT Processing (International) Limited owns 80% of the issued and outstanding equity interests of Meridian Sverige. The remaining 20% are owned by one or more unaffiliated entities.

EXHIBIT B
Intercompany Debt

Description	Amount
Loan to PRGFS from Meridian VAT Reclaim, Inc.— Principal	EUR	(694,666)
Loan to PRGFS from Meridian VAT Reclaim, Inc.—Interest	EUR	(69,896)
Health Benefits — Meridian VAT Reclaim, Inc. to PRGI	EUR	12,582
Cross Charges from PRGI to Meridian	EUR	(36,107)
PRG UK payable to Meridian for Profit Improvement Center	EUR	(2,168,801)
PRGI Management Fee charge to Meridian	EUR	750,802
JA Ewing payable to Meridian VAT Reclaim, Inc.	EUR	(162,313)

Net Amount	EUR	(2,368,399)